Exhibit 99.1

JX Luxventure announces a new Artificial Intelligence initiative: USD1,000,000 Agreement with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. in connection with incorporating ChatGPT type technology for ERP platform

HAIKOU, China, July 19, 2023 /PRNewswire/ -- JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company that engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions, today announced that on July 17, 2023, its subsidiary, Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd signed a USD1,000,000 Technology Development and Promotion Commission Contract with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. (“Tianjin Baixing”) for developing medical ERP management platform, which will incorporate Chatgpt type technology.

The Company recently announced new initiatives of ChatGPT technology in related fields. The Company combines its development project with Tianjin Baixing’s technology products to launch a demo similar to ChatGPT, realizing a further upgrade in the field of artificial intelligence. It also applies ChatGPT-like technology to the Company’s related businesses in luxury tourism, duty-free cross-border merchandise, and tourism technology solutions, continuously enriching the application scenarios of ChatGPT and related technologies in the field.

Since the Company won the Best Virtual Human Software Technology Service Provider at the 2022 China Virtual Human Innovation Awards, it has been committed to exploring the combination of artificial intelligence and the Company’s service project industry chain. In February 2023, the Company announced that it began to explore and research ChatGPT technology in depth and breadth. The alliance between the Company and Tianjin Baixing on a ChatGPT-like demo showcases the Company’s substantial potential for commercial value in the direction of innovation.

The Company believes that the birth of its ChatGPT-type product is an important milestone. As the product technology application deepens, it will also become an important infrastructure for technology service companies; the Company believes that its technology solutions will improve operational efficiency, improve service delivery, and simplify business processes; the Company firmly believes that with its continuous exploration in the field of artificial intelligence, we will bring more groundbreaking solutions to the Company’s partners and even the entire industry. It is also ready to face the various challenges that are coming.

Ms. Sun Lei, Chief Executive Officer of the Company, said: “We are pleased to announce this major initiative, which will continuously expand our capabilities in the technology industry. Our goal has always been to promote the development of technology solutions, and by launching our ChatGPT-like basic technology infrastructure, we are aligning ourselves with the dynamic development of the technology sector. This collaboration emphasizes our commitment to develop and propagate pioneering technologies in various fields. By creating an ERP management platform for the medical department, we further aim to provide Tianjin Baixing with a technology solution to optimize its business operations, thereby improving the overall efficiency of the services.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company that engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions.  To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.